Building wealth through developing and operating major copper & gold mines

TASEKO ANNOUNCES EARNINGS FOR YEAR END 2011

This release should be read with the financial statements and management’s discussion and analysis available at www.tasekomines.com and filed on www.sedar.com. Our financial results are prepared in accordance with IFRS and expressed in Canadian dollars, unless otherwise noted. Production volumes and capital amounts for the Company’s 75%-owned Gibraltar mine are presented based on this 75% basis unless otherwise indicated.

March 12, 2012, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) announces gross profit of $86.3 million and net earnings of $27.0 million ($0.14 per share) for the year ended December 31, 2011.

Highlights

  Revenues for 2011 were $251.9 million from the sale of 60.8 million pounds of copper and 974,000 pounds of molybdenum. Revenues for the fourth quarter of 2011 were $60.5 million from the sale of 15.5 million pounds of copper and 269,000 pounds of molybdenum.

  Total production at Gibraltar (100%), for the year ended December 31, 2011 was 82.9 million pounds of copper and 1.3 million pounds of molybdenum. Fourth quarter production was 22.3 million pounds of copper and 388,000 pounds of molybdenum.

  Capital projects for the year totalled $63.9 million.

  On a 100% basis, $56.1 million was spent on Gibraltar Development Plan 3 (“GDP3”).

  On November 8th 2011, the Canadian Environmental Assessment Agency ("CEAA") posted the 'Notice of Commencement' regarding the New Prosperity project, indicating the Federal assessment is now underway. On February 28, 2012 a work program commenced on site for the purpose of obtaining information required for the Federal environmental review.

  A $20-million program has commenced at Aley to advance the project into the feasibility and engineering stages. Included in the program is the construction of road access to the site, a contract awarded to a local First Nations road building firm.

  Realized copper prices were US$3.89 per pound in 2011, compared to US$3.60 per pound in 2010, and the London Metal Exchange average price of US$4.00 per pound. The difference from the LME average price stems from the timing of shipments of copper.

Russell Hallbauer, President and CEO of Taseko, commented “Construction of Gibraltar Development Plan 3 is progressing as planned, on time and on budget. All major equipment has been purchased for the concentrator, molybdenum plant, and infrastructure, shipment of the long lead items has begun, foundations have been laid, and erection of the new buildings is well underway.”

Mr. Hallbauer continued, “We continue to move forward with New Prosperity’s Federal environmental review process, which began in November 2011. The Minister of the Environment indicated that the Canadian Environmental Assessment Agency (“CEAA”) would use information gathered in the previous environmental assessment to support the new process. Exploration and environmental data gathering work has commenced on site. We expect the Panel meetings to begin over the next few months.”

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

“In addition, we are advancing our Aley niobium project, with a $20-million program budgeted for 2012. This program will further define the ore body, support the environmental baseline studies and inform the project feasibility study. It will also provide the basis for preliminary engineering and mine site planning.”

“Our strategy is to create shareholder value by growing the company organically, controlling capital and operating costs, and executing our projects in a sound technical manner. Taseko’s looks forward to managing our diversified project pipeline and enhancing shareholder value in 2012.” Mr. Hallbauer concluded.

Taseko will host a conference call on Tuesday, March 13, 2012 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada or (970) 315-0461 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.

The conference call will be archived for later playback until March 20, 2012 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or 404-537-3406 internationally and using the passcode 51127932.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Investor Relations - 778-373-4533, toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com